EXHIBIT 99.(g)(2)

Appendix A Custodian Agreement

Appendix A

Funds included in Custodian Agreement (as of 12/29/2006):

The Weitz Funds – Value Fund

The Weitz Funds – Partners Value Fund

The Weitz Funds – Hickory Fund

The Weitz Funds – Partners III Opportunity Fund

The Weitz Funds – Balanced Fund

The Weitz Funds – Short-Intermediate Income Fund

The Weitz Funds – Nebraska Tax-Free Income Fund

The Weitz Funds – Government Money Market Fund